

Kyle Blasco · 3rd
Chief Marketing Officer (CMO) at HotelsByDay, DayAxe
San Francisco, California · 345 connections · Contact info

HotelsByDay
Western Michigan University

Experience

HotelsByDay
2 yrs 2 mos

Chief Marketing Officer (CMO)
Full-time
Jun 2019 – Present · 9 mos

* Ensure that branding and messaging wholly reflect company identity and mission.
* Manage paid advertising, as well as previous SEO and editorial duties, while overseeing email marketing and social.
* Regularly collaborate with CEO, CTO, and rest of the team to launch initiatives, coordinate projects and uncover new opportunities for growth.

SEO Consultant and Editorial Lead
Self-employed
Jan 2018 – May 2019 · 1 yr 5 mos

* Continuously analyzed desktop and mobile site for user experience improvements and technical fixes.
* Used various SEO tools — both free and paid — to identify site issues to fix, track progress, and monitor competitor activity. ...see more

Content Lead
AdLift Inc.
May 2015 – Jun 2017 · 2 yrs 2 mos
Burlingame, Calif

• Created and oversaw SEO-focused content strategies for industries ranging from EV charging, cloud ERP software, men's fashion, insurance (commercial business, auto, homeowners, renters), fitness, and video conferencing, among others.
• Interviewed, hired and managed a team of five in-house writers and several part-ti ...see more

Content Strategist/Copywriting Associate
MakerSquare
Oct 2014 – Apr 2015 · 7 mos

• Acted as the pulse of MakerSquare by interviewing students/staff, and communicating their story and journey through the program.
• Implemented content strategies to produce steady stream of blog content with minimal budget and writers. ...see more

Content Developer (Project)
Cognitive Arts
Mar 2014 – Oct 2014 · 8 mos
Evanston, Ill

• Learned and documented information related to various representative-to-member relationship procedures regarding property insurance via several in-depth interviews with

subject matter experts.
• Wrote outlines and scripted dialogue-based scenarios showcasing the proper way ...see more

Freelance Content Writer/Editor
Taskworld
Jan 2014 – Jul 2014 · 7 mos
Telecommute

• Researched and developed strategies for blog content based on company's offering and target market to gain major traction and product conversions.
• Wrote long-form blog posts on topics such as start-ups, project management, productivity, collaboration, SaaS, and web development, among others. ...see more

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Education

Western Michigan University
Bachelor of Arts (B.A.), Journalism & Creative Writing, Graduated
2007 – 2011
Activities and Societies: Sigma Tau Delta International English Honor Society -Achieved through exceptional and consistent academic performance.

Bartlett High School
2003 – 2007

Skills & Endorsements

Facebook · 17

Sonika Thakur and 16 connections have given endorsements for this skill

Blogging · 16

Endorsed by **Utkarsh Sahu, who is highly skilled at this**

Editing · 13

Sonika Thakur and 12 connections have given endorsements for this skill

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